                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             Whittaker Corporation
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                                (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                  C 96680 40 7
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                                 (CUSIP NUMBER)

             Larry D. Hunter, Esq., Hughes Electronics Corporation
                200 N. Sepulveda Boulevard, El Segundo, CA 90245
                                 (310) 726-4850
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          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 June 17, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                          -----------------
CUSIP NO. C96680 40 7                                          Page 2 of 3 Pages
---------------------                                          -----------------

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 1  NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Hughes Electronics Corporation
    52-1106564
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /
                                                                         (b) /x/

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS
    00
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 / /
    PURSUANT TO ITEMS 2(d) or 2(e)

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

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                    7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES          8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        -------------------------------------------------------------
EACH REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
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14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO
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                                  SCHEDULE 13D


----------------------                                         -----------------
CUSIP NO. C 96680 40 7                                         Page 3 of 3 Pages
----------------------                                         -----------------

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1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    General Motors Corporation

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /
                                                                         (b) /X/

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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
                      0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       / /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
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14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO
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Item 1. Security and Issuer

               This statement constitutes Amendment No. 2 (the "Amendment") to that certain Schedule 13D initially filed by the Reporting Persons on or about May 4, 1995 and as amended by Amendment No. 1 on or about May 14, 1998 (collectively, the "Statement") and relates to shares of Common Stock, $0.01 par value ("Common Stock"), of Whittaker Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1955 N. Surveyor Avenue, Simi Valley, CA 93063. All material previously reported in the Statement remains the same, except as reported in this Amendment No. 2.

Item 5. Interest in Securities of the Issuer

               Add to the material reported in Amendment No. 1:

               On or about June 17, 1998, HE assigned its entire interest in the Note (including rights of conversion of principal and the Prospective Warrants) for $15,659,166.67 to Credit Research & Trading LLC, One Fawcett Place, Greenwich, Connecticut 06830 ("CRT"). The Note was transferred to CRT under the safe harbor provisions of Rule 144 free of any registration requirements as the Note had been held more than two (2) years by HE. In acquiring the Note, CRT acted as a riskless principal in the transaction and has since split the Note into a series of notes, each having a denomination of $1 Million, and transferred these to subsequent investors.

               Neither CRT nor, to the best knowledge of the Reporting Persons, any subsequent purchasers of portions of the Note are affiliated with or otherwise related to the Reporting Persons.

               Further, Issuer filed a registration statement under the securities laws covering the Shares which Issuer informed the Reporting Persons became effective. As a result, Reporting Persons entered into open market transactions to sell their entire interest in the 107,840 Shares of Issuer's Common Stock all at a price of $13.05 per share (before deductions for broker's commissions or other expenses of selling the Shares).

               As a result of such sales, the Reporting Persons no longer have any interest in Issuer's Common Stock and this Amendment No. 2 will be the final installment to the Statement and no further reports will be made by Reporting Persons concerning these particular transactions.



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Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       HUGHES ELECTRONICS CORPORATION



                                       By:    /s/ LARRY D. HUNTER
                                          --------------------------------------
                                           Name:  Larry D. Hunter
                                           Title: Assistant Secretary


Dated:  June 25, 1998



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Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GENERAL MOTORS CORPORATION



                                       By:   /s/ WARREN G. ANDERSEN
                                          --------------------------------------
                                          Name:  Warren G. Andersen
                                          Title: Assistant Secretary

Dated:  June 25, 1998

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